MAIL STOP 05-11


February 23, 2005

Mr. Bryan Klinger, President
American TonerServ Corp.
475 Aviation Boulevard
Suite 100
Santa Rosa, California  95043

      Re: 	American TonerServ Corp.
  Registration Statement on Form SB-2
  File No. 333-120688
  Amendment No. 1 Filed January 31, 2005

Dear Mr. Klinger:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. The word "company" has been capitalized throughout. Please revise so that it appears in lower case.
2. Please ensure the accuracy of the amounts disclosed within the forepart of the registration statement cross reference to amounts disclosed within the financial statements. For example, the weighted average number of shares outstanding in your summary financial information (page 4) at September 30, 2003 (7,315,264 shares) does not reconcile to the corresponding amount in your interim financial statements on F-18 (6,570,974 shares). Please revise as necessary.

Prospectus Cover Page

3. We note that your registration statement registers the resale of
400,000 shares. We also note that there is currently no market for your securities. Given this, please revise the prospectus, including the cover page and plan of distribution, to indicate that you will offer your securities at a fixed price of $0.25 per shares until your securities are quoted on the OTC Bulletin Board or other specified market and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933 and revise throughout.

Summary Financial Information, page 4
4. Please round per share amounts here, and throughout your prospectus (including your statements of operations on F-3 and F-
18),
to the nearest penny, or NIL, if applicable.
5. We noted that the working capital balance for December 31, 2003 was calculated utilizing total assets. Working capital should be calculated using current assets. Please revise as necessary.

Risk Factors, page 4

6. The narrative to risk factor 1 beginning with "Our business plan assumes that compatible toner remanufacturing providers will be interested in partnering with us" seems to discuss a risk distinct from the subheading. Each subheading should discuss only one risk.
Please revise to include an additional subheading.

7. In prior comment 7, we noted that several of your risk factor subheadings allude to a risk but do not clearly state the material risk to investors. Generally, the subheading should clearly state the particular risk and the consequences that may result if that risk should occur. Revise your subheadings to present the risks you are addressing in concrete terms. For example, we note that risk factors
2, 3 and 5 do not clearly state the risks and potential consequences to an investor and should be revised accordingly.

8. Please quantify the dollar amount by which payments are past due as referenced in risk factor 2.

9. Risk factor 3 is generic and could apply to any company. Please provide the material and specific risks posed should the company lose any member of its management team or consider relocating this disclosure to a more appropriate section of the prospectus.




  Management`s Discussion and Analysis, page 8
10. We note your supplemental response regarding Rule 419 and request that you affirmatively state in the prospectus that you are not a blank check company and that you do not have any intentions to acquire another company and/or become a vehicle for a reverse acquisition.

Overview

11. After reviewing your MD&A and Business sections, we are unclear as to whether you intend to continue offering office equipment service and maintenance in addition to entering the toner cartridge market. Please clarify. If you do intend to continue offering office equipment service and maintenance, will you do so only for existing customers or do you plan to seek out new business? In this regard, we note disclosure on page 9 that cost of sales for service and maintenance has increased and that this has had an adverse affect on your results of operations as well as the disclosure on page 12 that management has not focused its efforts on securing more service revenue. Please clarify throughout whether you intend to exit the office equipment service and maintenance sector entirely and focus your efforts on the toner market or whether your plan of operations contemplates continuing with both lines of business.

12. In the last paragraph of this subheading, you state that the revenue range of the companies you intend to acquire will be between
$1 and $3 million annually and that you expect gross margins in the
35% to 45% range and operating income in the 20% to 25% range. Please reconcile these figures with the figures provided on page 19 under "Profile of a Typical Distributor/Re-Manufacturer After
Acquisition."

Liquidity and Capital Resources

13. Please update the disclosure regarding the amount owed your providers to the latest practicable date and amount.

14. Per prior comment number 37, please allocate the amounts necessary over the next 12 months to cover all budgeted expenses deemed material. Discuss the anticipated milestones in implementing your plan of operation and the time frame for beginning and completing each.

15. Per prior comment number 40, fully discuss all debts owed by the company. Such disclosure would include the identify of the parties, the principal amounts outstanding, time to maturity, interest rates and all efforts undertaken or planned to satisfy payment obligations.
File all material notes as exhibits.






Business, page 14

	Business Strategy

16. We note the statement that "American TonerServ sells its service
agreements and time and material programs through Xerox
Corporation...."  We also note your response number 12 to our letter
dated December 30, 2004 where you state the company is no longer actively soliciting business from Xerox. Please reconcile as necessary. In doing so, update the disclosure under "Manor Customers" as appropriate.

The Market for Toner and Inkjet Cartridges
17. Please provide us with marked copies of all of the market studies to which you make reference throughout the prospectus. We assume that all referenced reports are generally available at no charge or for a de minimis payment. Please advise.

Legal Proceedings

18. We note that interest, attorneys` fees and "other damages" are being sought in addition to the $58,500. If material, please disclose what these amounts are.

Summary Compensation Table, page 24

19. Please update this disclosure through the end of the last completed fiscal year. See Item 402 of Regulation S-B.

Employment Arrangements, page 25

20. Briefly elaborate on the stock compensation plan to be awarded Mr. Klinger based upon acquisition target identification, qualification and transaction execution.

Certain Transactions, page 28
21. With respect to the private offerings, please reconcile the period of time and dollar amount raised in the private offerings to the disclosure in Item 26, Recent Sales of Unregistered
Securities.

Financial Statement Comments

Note 1.  Summary of Significant Accounting Policies

   Revenue Recognition, F-7
22. We read your response to comment 75 regarding revenue recognition under SAB 104 and your reference to question 2 in section (f) of that guidance. We noted from your disclosure on page 9 that your customers generally pay monthly or quarterly in advance, presumably for your full service maintenance contracts. Considering the payment arrangements with your customers, it appears your accounting treatment upon the initial signing of your contracts (debit to contracts outstanding and credit to deferred revenue) is inconsistent with GAAP. Please revise to remove this gross up accounting. Please also discuss, and disclose, how customer cancellation rights are considered with respect to revenue recognition.
23. We have reviewed your supplemental response to comment 77 regarding your consideration of EITF 00-21 for recognition of toner cartridge revenue. In light or your response, as well as other disclosures made throughout your registration statement, that toner cartridge revenue will become a larger overall component of the company`s revenues, please revise your policy disclosure to indicate how your accounting treatment complies with EITF 00-21.

   Earnings Per Share, F-9
24. We read your response and revised disclosure regarding comment
79. Your disclosure should indicate the number of common stock equivalents that were anti- dilutive (i.e. options, warrants, etc.), not shares outstanding, for each period for which earnings (loss) per share is presented in your statements of operations. Please revise.

Note 8.  General and Administrative Expenses, F-14
25. We read your response to comment 66 and your revised disclosure.
Please tell us supplementally why service-customer service, service-preferred service provider, and service-other amounts are not reported as cost of sales in your statements of operations. Please revise.

Interim Financial Statements for the period ended September 30,
2004

   General
26. It appears that you have included duplicate financial statements for the period ended September 30, 2004 (F-26 through F-33).
Please
remove.

Other Regulatory
27. The financial statements included in the registration statements should be current at the effective date. Please revise to include the audited financial statements for the fiscal year ended
December
31, 2004 in the registration statement to comply with Item 310 (g) of
Regulation S-B, and provide a current consent of the independent accountants in any amendment.





Part II

Item 26.  Recent Sales of Unregistered Securities

28. We note reference in Note 6 to the financial statements to a warrant liability and to certain registration rights. Please discuss.
29. We noted your disclosure that in January 2002 you issued
24,288
shares of common stock upon the exercise of options held by Laurianne
Meyer. This disclosure is inconsistent with your response to comment
67 and your revised disclosure in the statement of stockholders` deficit. Please revise.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the financial statements may be directed to Angela Halac at (202) 824-5683. Questions on other disclosure issues may be directed to William Bennett at (202) 942-0135.


							Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies

cc:	James P. Beck, Esq.
	Fax: (303) 893-2882






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